                                              [LOGO] WELLS FARGO ADVANTAGE FUNDS
                                               Wells Fargo Funds Management, LLC
                                                   525 Market Street, 12th Floor
                                                         San Francisco, CA 94105

                                 March 12, 2008

VIA EDGAR

U.S. Securities & Exchange Commission
Division of Investment Management
Station Place
100 F Street, N.E.
Washington, D.C. 20549

     Re:  Wells Fargo Variable Trust
          SEC File Nos. 333-74283; 811-09255

Ladies and Gentlemen:

     In connection with the registration of Wells Fargo Variable Trust (the "Trust") as an investment company under the Investment Company Act of 1940 (the "1940 Act"), and the issuance of shares by it under the Securities Act of 1933 (the "1933 Act"), and pursuant to 17 C.F.R. 230.485(a)(1), we are transmitting herewith for filing the Trust's Post-Effective Amendment No. 22 to its Registration Statement under the 1933 Act and Amendment No. 24 under the 1940 Act on Form N-1A.

     This Post-Effective Amendment No. 22 is being filed to replace references to New Star Institutional Mangers Limited ("New Star") with references to Evergreen Investment Management Company, LLC ("Evergreen Investments"), and to make certain non-material changes to the registration statement. The Board of Trustees of the Trust recently approved replacing New Star with Evergreen Investments as the sub-adviser for the Fund.

     Thank you for your attention to this matter. If you have any questions, please contact me at (415) 947-4805.

                                               Sincerely,


                                               /s/ Lawrence Hing
                                               ---------------------------------
                                               Lawrence Hing
                                               Senior Counsel